29 July 2021

INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2021

RELX, the global provider of information-based analytics and decision tools, reports results for the first half of 2021 and updates the full year outlook.

Highlights

➣Revenue £3,394m (£3,501m), constant currency growth +4%

➣Adjusted operating profit £1,023m (£990m), constant currency growth +11%

➣Adjusted profit before tax £953m (£909m), constant currency growth +13%

➣Reported operating profit £860m (£747m)

➣Reported profit before tax £825m (£666m)

➣Adjusted EPS 40.0p (39.1p), constant currency growth +10%

➣Interim dividend 14.3p (13.6p) +5%

➣Reported EPS 34.5p (28.4p)

➣Net debt/EBITDA 2.8x; adjusted cash flow conversion 112%

Full year 2021 outlook

Based on the improved performance in Risk, STM and Legal in the first half, we expect full year underlying growth rates in revenue and adjusted operating profit, as well as constant currency growth in adjusted earnings per share, to be slightly above historical trends.

Chief Executive Officer, Erik Engstrom, commented:

“RELX delivered a strong first half with underlying growth trends across almost all market segments returning to the improving trajectory that we saw in the early part of 2020. We believe that this improvement is a reflection of our continuing strategy of focusing on the organic development of increasingly sophisticated analytics and decision tools that deliver enhanced value to our customers across market segments. Recent acquisitions, which have supplemented our organic growth strategy, have continued to perform well.”

Chair, Paul Walker, commented:

“I am very pleased that RELX has continued to make good progress both operationally and strategically in the first half of 2021. In the few months since taking on the position of Chair I have been impressed by the way in which RELX has prioritised supporting our customers across all business areas, and has continued to invest behind our strategic objectives whilst building on our strong ESG performance. In recognition of the positive financial momentum we have announced an increase in the interim dividend of 5% to 14.3p.”

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Operating and financial review

RELX 2021 I Interim Results 2

Revenue £3,394m (£3,501m); constant currency growth +4%: The constant currency growth rate reflects good growth in electronic revenues (90% of the total), driven by further development of analytics and decision tools.

Adjusted operating profit £1,023m (£990m); constant currency growth +11%: Growth in adjusted operating profit exceeded growth in revenue, resulting in an improvement in adjusted operating margin to 30.1%.

Reported operating profit £860m (£747m): Reported operating profit includes amortisation of acquired intangible assets of £143m (£164m) and portfolio related costs of £16m (£26m).

Adjusted profit before tax £953m (£909m); constant currency growth +13%: Adjusted profit before tax benefited from lower adjusted net interest expense of £70m (£81m) with the reduction reflecting lower average net borrowings and lower average interest rates.

Reported profit before tax £825m (£666m): Reported profit before tax includes disposal net gains of £39m (£6m).  Reported net interest expense was £74m (£87m).

Tax: The adjusted tax charge was £185m (£162m), including some non-recurring credits. The adjusted effective tax rate was 19.4% (17.8%). The reported tax charge was £164m (£124m).

Earnings per share: Adjusted EPS 40.0p (39.1p); Reported EPS 34.5p (28.4p).

Dividend: We are declaring an interim dividend of 14.3p (13.6p). Our long-term dividend policy is unchanged.

Net debt/EBITDA 2.8x (3.2x) including leases and pensions: The leverage ratio reduced compared to the end of 2020 as EBITDA increased in line with higher adjusted operating profit. Net debt, including leases, was £6.3bn (£7.5bn) at 30 June 2021. Excluding leases and pensions, net debt/EBITDA was 2.5x (2.8x). Adjusted cash flow conversion was 112% (101%).

Portfolio development: In the first half of 2021 we completed 5 small acquisitions for a total consideration of £46m, and disposed of a number of small assets for a total consideration of £5m.

Share buybacks: As previously announced, the share buyback was suspended in April 2020. The Board does not intend to resume the programme in 2021.

Environmental, social and governance (ESG) recognition: Since the start of the year, RELX has achieved a AAA MSCI ESG rating for a sixth consecutive year; moved up to first in its industry sector in Sustainalytics ESG rankings; and improved its ranking to third in the Responsibility100 Index, which measures the FTSE 100 against the UN Sustainable Development Goals. RELX continues to be one of 41 LEAD companies of the UN Global Compact among approximately 10,000 business signatories.

Operating and financial review

RELX 2021 I Interim Results 3

RELX FINANCIAL SUMMARY

	Six months ended 30 June
	2021 £m	2020 £m	Change	Change at constant currencies
Revenue	3,394	3,501	-3%	+4%
Adjusted operating profit	1,023	990	+3%	+11%
Adjusted operating margin	30.1%	28.3%
Reported operating profit	860	747	+15%
Adjusted net interest expense	(70)	(81)
Adjusted profit before tax	953	909	+5%	+13%
Adjusted tax	(185)	(162)
Adjusted net profit	771	753	+2%	+10%
Reported net profit	664	548	+21%
Reported net margin	19.6%	15.7%
Adjusted earnings per share	40.0p	39.1p	+2%	+10%
Reported earnings per share	34.5p	28.4p	+21%
Net borrowings	6,316	7,511
Ordinary dividend per share	14.3p	13.6p	+5%

RELX uses adjusted figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Prior year adjusted amounts have been revised to exclude exceptional costs incurred at Exhibitions in 2020 as set out on page 22. Reconciliations between the reported and adjusted figures are set out on page 30. Constant currency growth rates are based on 2020 full-year average and hedge exchange rates.

Disclaimer regarding forward-looking statements

This announcement contains forward‐looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward‐looking statement. We consider any statements that are not historical facts to be “forward‐looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “will”, “believe”, “trends” and similar expressions may indicate a forward‐looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward‐looking statements include, among others: the impact of the Covid‐19 pandemic as well as other pandemics or epidemics; current and future economic, political and market forces; changes in law and legal interpretation affecting RELX intellectual property rights and internet communications; regulatory and other changes regarding the collection or use of third‐party content and data; changes in the payment model for our products; competitive factors in the industries in which we operate and demand for our products and services; ability to realise the future anticipated benefits of acquisitions; significant failure or interruption of our systems; compromises of our cyber security systems or other unauthorised access to our databases; legislative, fiscal, tax and regulatory developments; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward‐looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward‐looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Operating and financial review

RELX 2021 I Interim Results 4

BUSINESS AREA ANALYSIS

	Six months ended 30 June
	2021 £m	2020 £m	Change	Change at constant currencies	Change underlying
REVENUE
Risk	1,228	1,209	+2%	+10%	+10%
Scientific, Technical & Medical	1,264	1,276	-1%	+5%	+4%
Legal	781	815	-4%	+2%	+3%
Exhibitions	121	201	-40%	-36%	nm
Total	3,394	3,501	-3%	+4%	nm
ADJUSTED OPERATING PROFIT
Risk	457	445	+3%	+13%	+12%
Scientific, Technical & Medical	467	467	0%	+4%	+4%
Legal	151	150	+1%	+6%	+6%
Exhibitions	(48)	(66)	nm	nm	nm
Unallocated items	(4)	(6)
Total	1,023	990	+3%	+11%	nm

Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Given the extent of event rescheduling, underlying measures are not meaningful (nm) for Exhibitions in the current period, and hence not for the group as a whole.

Operating and financial review

RELX 2021 I Interim Results 5

Risk

	Six months ended 30 June
	2021 £m	2020 £m	Change	Change at constant currencies	Change underlying
Revenue	1,228	1,209	+2%	+10%	+10%
Adjusted operating profit	457	445	+3%	+13%	+12%
Adjusted operating margin	37.2%	36.8%

99% of revenue electronic

Strong fundamentals driving underlying revenue growth.

Underlying revenue growth was +10%, driven by strong fundamentals across almost all market segments.

Transactional revenue, which represents over 60% of the divisional total, was strong throughout the first half, showing double digit growth compared to the disrupted first half of 2020. Growth rates in subscription revenue, which represents nearly 40% of the divisional total, have seen a more recent return to historical levels, driven by strong new sales. Outside the US, revenue continued to grow well.

Underlying adjusted operating profit growth of +12% was slightly ahead of underlying revenue growth.

In Business Services, which represents around 45% of divisional revenue, double digit growth was driven by demand for fraud prevention analytics and decision tools, with digital identity solutions including ThreatMetrix and Emailage performing particularly well. Some other areas with a higher subscription component have seen a more gradual return to historical growth rates.

In Insurance, which represents nearly 40% of divisional revenue, we continued to drive strong growth through the roll-out of enhanced analytics, the extension of data sets, and by further expansion in adjacent verticals. US shopping growth trends have fluctuated somewhat, but overall were similar to recent years for the first half. Driving patterns and claims activity have continued to increase steadily, and are now close to 2019 levels.

In Data Services, which represents just over 10% of divisional revenue, end market dynamics continued to vary by segment, with strong growth having recently returned in certain segments such as petrochemicals and agriculture, but still recovering in aviation.

In Government, strong growth was driven by the continued development and roll out of analytics and decision tools.

Full year 2021 outlook: We expect underlying revenue growth slightly above historical trends, with underlying adjusted operating profit growth broadly matching underlying revenue growth.

Operating and financial review

RELX 2021 I Interim Results 6

Scientific, Technical & Medical

	Six months ended 30 June
	2021 £m	2020 £m	Change	Change at constant currencies	Change underlying
Revenue	1,264	1,276	-1%	+5%	+4%
Adjusted operating profit	467	467	0%	+4%	+4%
Adjusted operating margin	36.9%	36.6%

88% of revenue electronic

Good underlying growth driven by development of content and analytics.

Underlying revenue growth was +4%, driven by continued good growth in electronic revenue, which represents around 88% of divisional revenue. Print revenue stabilised following the unusually steep declines seen in the same period last year.

Underlying adjusted operating profit growth was +4%, in line with underlying revenue growth.

In Primary Research growth was driven by the enhancement of customer value by providing broader content sets, increasing the sophistication of our analytics, and evolving our technology platforms. In the first half we launched 57 new journals, of which 55 were dedicated author pays open access titles which now total over 560. Article submissions remained at last year’s elevated levels. The number of articles published continued to grow strongly, with good growth in subscription articles, and growth of around 50% in open access articles, leading to market share gains in both payment models. The customer environment continued to vary by segment and geography.

In Databases & Tools and Electronic Reference, representing over a third of divisional revenue, strong growth was driven by content development and enhanced machine learning and natural language processing-based functionality, as well as an acceleration in migration to digital reference products. We have seen strong growth in the health education and scientific reference segments, and in our clinical reference and decision support solutions.

Print book revenue, representing a little over five percent of divisional total in the first half, stabilised after last year’s unusually steep declines. Print pharma promotion revenue declines remained slightly steeper than historical trends.

Full year 2021 outlook: We expect underlying revenue growth slightly above historical trends, with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Operating and financial review

RELX 2021 I Interim Results 7

Legal

	Six months ended 30 June
	2021 £m	2020 £m	Change	Change at constant currencies	Change underlying
Revenue	781	815	-4%	+2%	+3%
Adjusted operating profit	151	150	+1%	+6%	+6%
Adjusted operating margin	19.3%	18.4%

88% of revenue electronic

Good underlying revenue growth driven by legal analytics.

Underlying revenue growth was +3%, with legal analytics continuing to drive good underlying growth in electronic revenue, which represents around 88% of divisional revenue. Print revenue declines moderated from the unusually steep declines seen in the same period last year.

Underlying adjusted operating profit growth of +6% was ahead of underlying revenue growth reflecting further process innovation.

We continued the release of broader data sets and application of machine learning and natural language processing technologies in the first half, and introduced further enhancements in the functionality of our integrated research products and market leading analytics. Lexis+, which was launched in the US in the second half of last year, continues to perform well, with increasing adoption from customers across all segments of the market.

Trends in our major customer markets are stable. Renewal rates have held up well, and new sales are currently running ahead of the prior year.

Full year 2021 outlook: We expect underlying revenue growth in line with, or slightly above, historical trends, with underlying adjusted operating profit growth exceeding underlying revenue growth.

Operating and financial review

RELX 2021 I Interim Results 8

Exhibitions

	Six months ended 30 June
	2021 £m	2020 £m	Change	Change at constant currencies	Change underlying
Revenue	121	201	-40%	-36%	nm
Adjusted operating profit/(loss)	(48)	(66)	nm	nm	nm
Adjusted operating margin	nm	nm

Underlying growth and margin not meaningful (nm); prior year adjusted operating loss revised to exclude exceptional costs of £51m

Gradual reopening in key geographies and improved operating result.

Revenues in the first half of 2021 declined by 36% in constant currencies versus the first half of 2020, which had seen a strong start to the year before Covid-19 related disruption began in March.

Despite the lower revenue base the adjusted operating loss for the period was reduced from £66m to £48m reflecting the structural cost reductions that have been put in place.

In the first half of the year we held 87 face-to-face events, mostly in China and Japan, and more recently in the US. Whereas exhibitor and attendee reaction to the events that we have held has generally been positive, regulatory restrictions on the size and scope of many of these events have limited the revenue opportunity. We continued to make good progress on digital initiatives.

We are managing our 2021 event schedule flexibly, depending on the evolution of local government policies. Most of the events that do take place this year are likely to experience some revenue attrition compared to previous editions.

Full year 2021 outlook: The revenue outcome for the full year will depend on the pace and sequence of reopening. The operating result will benefit from a significantly lower cost structure than in the prior year.

Operating and financial review

RELX 2021 I Interim Results 9

FINancial review: REPORTED AND ADJUSTED FIGURES

	Six months ended 30 June
	2021 £m	2020 £m	Change	Change at constant currencies
Reported figures
Revenue	3,394	3,501	-3%	+4%
Operating profit	860	747	+15%
Profit before tax	825	666	+24%
Net profit attributable to RELX PLC shareholders	664	548	+21%
Net margin	19.6%	15.7%
Earnings per share	34.5p	28.4p	+21%

Adjusted figures
Revenue	3,394	3,501	-3%	+4%
Operating profit	1,023	990	+3%	+11%
Operating margin	30.1%	28.3%
Profit before tax	953	909	+5%	+13%
Net profit attributable to RELX PLC shareholders	771	753	+2%	+10%
Net margin	22.7%	21.5%
Earnings per share	40.0p	39.1p	+2%	+10%

The RELX condensed consolidated financial information is presented in sterling. Summary financial information is presented in euros and US dollars on pages 31 and 32 respectively.

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Prior year adjusted amounts have been revised to exclude exceptional costs incurred at Exhibitions in 2020 as set out on page 22. Reconciliations between the reported and adjusted figures are set out on page 30. Constant currency growth rates are based on 2020 full-year average and hedge exchange rates.

Revenue

Revenue for the half year was £3,394m (2020: £3,501m).  At constant currency, revenue growth for the period was 4% as growth in Risk, STM and Legal more than offset the decline in revenue for Exhibitions.  After changes in exchange rates, revenue was down 3%.

Profit

Adjusted operating profit was £1,023m (2020: £990m).  At constant currency, growth in adjusted operating profit was 11%, with all four business areas showing improved results.  After changes in exchange rates, adjusted operating profit was up 3%.

Reported operating profit was £860m (2020: £747m), with the increase reflecting a reduction in amortisation of acquired intangible assets and the absence of exceptional costs in Exhibitions (2020: £51m).

The overall adjusted operating margin was 30.1% (2020: 28.3%) with the increase reflecting higher margins in Risk, STM and Legal, and the improved result in Exhibitions.

Adjusted net interest expense was £70m (2020: £81m), with the reduction reflecting lower average net borrowings and lower average interest rates. The adjusted interest expense excludes the net pension financing charge of £4m (2020: £5m).

Adjusted profit before tax was £953m (2020: £909m). At constant currency, growth in adjusted profit before tax was 13%.  After changes in exchange rates, adjusted profit before tax was up 5%.

Operating and financial review

RELX 2021 I Interim Results 10

Reported profit before tax was £825m (2020: £666m) up 24%, reflecting the improvement in reported operating profit, together with a gain on disposal and other non-operating items of £39m (2020: £6m).

The adjusted tax charge was £185m (2020: £162m). The adjusted effective tax rate was 19.4% (2020: 17.8%). Both the first half of 2021 and, to a greater extent, the prior period benefitted from non-recurring tax credits. The adjusted effective tax rate excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items.

The reported tax charge was £164m (2020: £124m), including tax associated with the amortisation of acquired intangible assets, disposals and other non-operating items.  The increase in the rate of UK corporation tax to 25% (from April 2023) was enacted in the first half of 2021 requiring a revaluation of deferred tax balances but the impact on the tax charge in the income statement was not material.

The adjusted net profit attributable to RELX PLC shareholders was £771m (2020: £753m), up 10% at constant currency and up 2% after changes in exchange rates. Adjusted earnings per share was also up 10% at constant currency, and after changes in exchange rates was up 2% at 40.0p (2020: 39.1p).

The reported net profit attributable to RELX PLC shareholders was £664m (2020: £548m). Reported earnings per share was 34.5p (2020: 28.4p).

Cash flows

	Six months ended 30 June
	2021 £m	2020 £m
Adjusted cash flow conversion
Adjusted operating profit	1,023	990
Depreciation and amortisation of internally developed intangible assets	174	163
Depreciation of right-of-use assets	34	41
Capital expenditure	(150)	(168)
Repayment of lease principal (net)*	(38)	(42)
Working capital and other items	107	17
Adjusted cash flow	1,150	1,001
Adjusted cash flow conversion	112%	101%
*Excludes repayments and receipts in respect of disposal related vacant property and is net of sublease receipts

Adjusted cash flow was £1,150m (2020: £1,001m), up 15% compared with the prior period and up 24% at constant currency. The rate of conversion of adjusted operating profit to adjusted cash flow was 112% (2020: 101%).

Capital expenditure was £150m (2020: £168m), including £140m (2020: £153m) in respect of capitalised development costs, reflecting sustained investment in new products. Capital expenditure was 4.4% of revenue (2020: 4.8%).  Depreciation and amortisation of internally developed intangible assets charged within adjusted operating profit was £174m (2020: £163m). Depreciation and amortisation were 5.1% of revenue (2020: 4.7%). These percentages exclude depreciation of leased right-of-use assets of £34m (2020: £41m) and principal lease repayments of £38m (2020: £42m).

Operating and financial review

RELX 2021 I Interim Results 11

	Six months ended 30 June
	2021 £m	2020 £m
Free cash flow
Adjusted cash flow	1,150	1,001
Cash interest paid	(72)	(115)
Cash tax paid*	(142)	(241)
Cash payments relating to exceptional costs in Exhibitions	(31)	(32)
Acquisition-related items	(19)	(33)
Free cash flow before dividends	886	580
Dividends	(634)	(617)
Free cash flow after dividends	252	(37)

* Net of cash tax relief on exceptional costs and acquisition-related items and including cash tax impact of disposals

Interest paid (net) was £72m (2020: £115m) with the higher amount in the prior period reflecting the cash element of the 2019 charge on early redemption of some long term bonds in the first half of 2020.  Tax paid of £142m (2020: £241m) was lower than the current tax charge, with the reduction reflecting timing of tax payments in the prior period.

During the first half of 2021, cash outflow relating to exceptional costs charged in full year 2020 for Exhibitions aggregated to £31m (2020: £32m). Payments made in respect of acquisition-related items amounted to £19m (2020: £33m).

Free cash flow before dividends was £886m (2020: £580m). Ordinary dividends paid to shareholders in the period, being the final 2020 dividend, amounted to £644m (2020: £617m), including £10m by cheque which was unpresented at the period end. Free cash flow after dividends was an inflow of £252m (2020: outflow of £37m).

	Six months ended 30 June
	2021 £m	2020 £m
Reconciliation of net debt
Net debt at 1 January	(6,898)	(6,191)
Free cash flow after dividends	252	(37)
Net disposal proceeds	175	11
Acquisition cash spend (including borrowings in acquired businesses)	(36)	(724)
Share repurchases	-	(150)
Purchase of shares by the Employee Benefit Trust	(1)	(37)
Other*	32	32
Currency translation	160	(415)
Movement in net debt	582	(1,320)
Net debt at 30 June	(6,316)	(7,511)
* Distributions to non-controlling interests, leases, share option exercise proceeds

Total consideration on acquisitions completed in the period was £46m (2020: £720m). Cash spent on acquisitions was £36m (2020: £721m excluding borrowings in acquired businesses of £3m).

Net cash inflow from disposals was £175m (2020: £11m), including a net £167m of proceeds received on the disposal of venture fund investments.

No share repurchases were made in the period (2020: £150m). The Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £1m (2020: £37m). Proceeds from the exercise of share options were £15m (2020: £7m).

Operating and financial review

RELX 2021 I Interim Results 12

Debt

Net borrowings at 30 June 2021 were £6,316m, a decrease of £582m since 31 December 2020, reflecting strong free cash flow, disposal proceeds and exchange rate movements. The majority of our borrowings are denominated in US dollars and euros, and as sterling was stronger at the end of the period, our net borrowings decreased when translated into sterling. Excluding currency translation effects, net borrowings decreased by £422m. Expressed in US dollars, net borrowings at 30 June 2021 were $8,716m, a decrease of $700m since 31 December 2020.

Gross borrowings of £6,475m (2020: £7,123m) are comprised of bank and bond borrowings of £6,237m (31 December 2020: £6,848m) and lease liabilities of £238m (31 December 2020: £275m). The fair value of related derivative net assets was £83m (31 December 2020: £119m), finance lease receivables totalled £10m (31 December 2020: £18m) and cash and cash equivalents totalled £66m (31 December 2020: £88m). In aggregate, these give the net borrowings figure of £6,316m (31 December 2020: £6,898m).

The effective interest rate on gross bank and bond borrowings was 2.1% in the first half of 2021 (2020: 2.2%). As at 30 June 2021, gross bank and bond borrowings had a weighted average life remaining of 5.3 years and a total of 60% of them were at fixed rates, after taking into account interest rate derivatives.

The ratio of net debt (including leases and pensions) to EBITDA (adjusted earnings before interest, tax, depreciation and amortisation, for the 12 months to 30 June 2021) was 2.8x (31 December 2020: 3.3x), calculated in US dollars. Excluding leases and pensions, the ratio was 2.5x (31 December 2020: 2.9x). The decrease in these leverage ratios reflects the reduction in net debt and higher EBITDA in the period.

Pensions

Net pension obligations, i.e. pension obligations less pension assets, decreased to £419m (31 December 2020: £624m). There was a net deficit of £162m (31 December 2020: £354m) in respect of funded schemes, which were on average 97% funded at the end of the period on an IFRS basis. The lower deficit primarily reflects higher discount rates in the UK and the US.

Liquidity and going concern

The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements. The Group has access to committed bank facilities aggregating $3bn, with over $2.9bn of these facilities maturing in 2023 or 2024. These facilities are undrawn. They include a covenant limiting the ratio of net debt to EBITDA to 3.75x, with RELX having the option once over the life of the facilities to increase this limit to 4.25x for a 12 month period (covering two consecutive semi-annual testing dates) following any acquisition. For the purposes of the covenant, net debt includes leases but excludes pensions. At 30 June 2021, measured on the basis used in the covenant test, the ratio of net debt to EBITDA was 2.5x.

In light of the ongoing impact of the Covid-19 pandemic, a range of scenarios has been considered in assessing the group’s ability to continue as a going concern over the 18 months to 31 December 2022. The most severe, stress case scenario considered the impact of Exhibitions continuing to be able to hold only a small number of events for a prolonged period. Having proven their resilience during the pandemic it has been assumed that the impact on the three largest business areas from the re-imposition of travel and other restrictions will be limited. In all cases, the Group is projected to maintain substantial liquidity headroom, without having to access bond markets, and repay all existing term debt that falls due, through to the end of 2022. All cases also show the Group continuing to be well within the covenant limit described above for the entire testing period, even when the most severe, stress case scenario is combined with potential cash outflows that could be caused by the crystallisation of other principal risks unrelated to Covid-19.

Operating and financial review

RELX 2021 I Interim Results 13

Alternative performance measures

RELX uses adjusted figures, which are not defined by generally accepted accounting principles (“GAAP”) such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group’s performance, position and cash flows. We believe that these measures enable investors to track more clearly the core operational performance of the Group by separating out items of income or expenditure relating to acquisitions, disposals and capital items, and by excluding the 2020 exceptional costs in Exhibitions, as described above. This provides our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities.

Management uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business segments. Adjusted financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies. Please see page 30 for reconciliations of adjusted measures.

Dividends

The interim dividend declared by the Board is 14.3p per share.

Dividend cover, based on adjusted earnings per share for the 6 months to 30 June 2021 is 2.8x.  Based on reported earnings per share, dividend cover is 2.4x. The dividend policy of RELX PLC is, over the longer term, to grow dividends broadly in line with adjusted earnings per share while targeting dividend cover of at least two times.

Operating and financial review

RELX 2021 I Interim Results 14

PRINCIPAL AND EMERGING RISKS

The Audit Committee and Board have considered the principal risks and uncertainties which could affect RELX PLC for the remainder of the financial year including the risks and uncertainties relating to the Covid-19 pandemic and the risk of climate change to the business, and consider these remain unchanged from those set out on pages 60 to 64 of the RELX PLC Annual Report and Financial Statements 2020. These are summarised below.

Covid-19 pandemic

The impact of the Covid-19 pandemic on RELX’s business continues to depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, and the duration and extent of containment measures, such as quarantines or other travel restrictions and site closures. These measures have had and may continue to have a significant impact on Face-to-face events in our Exhibitions business.

Principal risks and uncertainties

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Economy and market conditions - Demand for our products and services may be adversely impacted by factors beyond our control, such as the economic environment in, and trading relations between, the United States, Europe and other major economies (including the evolution of the United Kingdom’s trading relationship with the European Union), political uncertainties, acts of war and civil unrest as well as levels of government and private funding provided to academic and research institutions.

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Intellectual property rights - Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

•

Data resources and privacy - Our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, publicly available information and media, customers, end users and other information companies, including competitors. The disruption or loss of data sources, either because of data privacy laws (or their interpretation by courts, regulators, customers or civil society) or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate offer or make such information available or useful to our customers.

Compromise of data privacy, through a failure of our cyber security measures (see ‘Cyber security’ below), other data loss incidents or failure to comply with requirements for proper collection, use, storage and transfer of data, by ourselves, or our third-party service providers, may damage our reputation, divert time and effort of management and other resources, and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•

Paid subscriptions - Our Scientific, Technical & Medical (STM) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our revenue from paid subscriptions.

Operating and financial review

RELX 2021 I Interim Results 15

•

Customer acceptance of our products - Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. They operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

•

Acquisitions - We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions, it could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill.

•

Technology and business resilience - Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure, interruption or security breach. Climate change may increase the intensity and frequency of severe weather events which increases the risk of significant failure.

•

Face-to-face events - Face-to-face events are susceptible to economic cycles, communicable diseases, severe weather events and other natural disasters, terrorism and assignment of venues to alternative uses. Each or any of these may impact exhibitors’ and visitors’ desire and ability to travel in person to events and the availability of event venues. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.

•

Cyber security - Our businesses maintain online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems, or failure to comply with applicable legislation or regulatory or contractual requirements could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•

Supply chain dependencies - Our organisational and operational structures depend on outsourced and offshored functions, including use of cloud service providers. Poor performance, failure or breach of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

•

Talent - The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain skilled employees and management. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect

Operating and financial review

RELX 2021 I Interim Results 16

our business performance. Failure to recruit and develop talent regardless of gender, race or other characteristics could adversely affect our reputation and business performance.
•

Pensions - We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010. The members who continue to accrue benefits now represent a small and reducing portion of the overall UK based workforce. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.

•

Tax - Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. Tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results, for example the Organisation for Economic Co-operation and Development (OECD) is continuing to explore changes to the international taxation framework.

•

Treasury - The RELX PLC consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen and significant fluctuations in these exchange rates could also significantly impact our reported results.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

•

Ethics - As a global provider of professional information solutions to the Risk, STM, Legal and Exhibitions markets we, our employees and major suppliers are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation and financial condition.

Condensed consolidated financial information

RELX 2021 I Interim Results 17

Condensed consolidated income statement

Year ended 31 December			Six months ended 30 June
2020 £m		Note	2021 £m	2020 £m
7,110	Revenue	2	3,394	3,501
(2,487)	Cost of sales		(1,171)	(1,253)
4,623	Gross profit		2,223	2,248
(1,212)	Selling and distribution costs		(552)	(621)
(1,901)	Administration and other expenses		(825)	(886)
15	Share of results of joint ventures		14	6
1,525	Operating profit		860	747
3	Finance income		2	2
(175)	Finance costs		(76)	(89)
(172)	Net finance costs		(74)	(87)
130	Disposals and other non-operating items		39	6
1,483	Profit before tax		825	666
(264)	Current tax		(185)	(165)
(11)	Deferred tax		21	41
(275)	Tax expense		(164)	(124)
1,208	Net profit for the period		661	542
	Attributable to:
1,224	RELX PLC shareholders		664	548
(16)	Non-controlling interests		(3)	(6)
1,208	Net profit for the period		661	542

Year ended 31 December			Six months ended 30 June
2020	Earnings per share		2021	2020
63.5p	Basic earnings per share	3	34.5p	28.4p
63.2p	Diluted earnings per share	3	34.3p	28.3p

Summary financial information is presented in euros and US dollars on pages 31 and 32 respectively.

Condensed consolidated financial information

RELX 2021 I Interim Results 18

Condensed consolidated statement of comprehensive income

Year ended 31 December			Six months ended 30 June
2020 £m		Note	2021 £m	2020 £m
1,208	Net profit for the period		661	542
	Items that will not be reclassified to profit or loss:
(155)	Actuarial gains/(losses) on defined benefit pension schemes	6	209	(84)
39	Tax on items that will not be reclassified to profit or loss	7	(19)	26
(116)	Total items that will not be reclassified to profit or loss		190	(58)
	Items that may be reclassified subsequently to profit or loss:
(265)	Exchange differences on translation of foreign operations		59	155
(6)	Fair value movements on cash flow hedges		20	(66)
22	Transfer (from)/to net profit from cash flow hedge reserve		(3)	13
(4)	Tax on items that may be reclassified to profit or loss		(4)	10
(253)	Total items that may be reclassified to profit or loss		72	112
(369)	Other comprehensive income/(expense) for the period		262	54
839	Total comprehensive income for the period		923	596
	Attributable to:
855	RELX PLC shareholders		926	602
(16)	Non-controlling interests		(3)	(6)
839	Total comprehensive income for the period		923	596

Condensed consolidated financial information

RELX 2021 I Interim Results 19

Condensed consolidated statement of cash flows

Year ended 31 December			Six months ended 30 June
2020 £m		Note	2021 £m	2020 £m
	Cash flows from operating activities
2,264	Cash generated from operations	5	1,276	1,140
(179)	Interest paid (including lease interest)		(73)	(118)
7	Interest received		1	3
(496)	Tax paid (net)		(142)	(241)
1,596	Net cash from operating activities		1,062	784
	Cash flows from investing activities
(869)	Acquisitions		(36)	(721)
(43)	Purchases of property, plant and equipment		(10)	(15)
(319)	Expenditure on internally developed intangible assets		(140)	(153)
(2)	Purchase of investments		–	–
–	Proceeds from disposals of property, plant and equipment		6	–
54	Gross proceeds from business and investment disposals		194	22
(25)	Payments on business disposals		(19)	(11)
31	Dividends received from joint ventures		6	6
(1,173)	Net cash provided by/(used in) investing activities		1	(872)
	Cash flows from financing activities
(880)	Dividends paid to shareholders		(634)	(617)
(6)	Distributions to non-controlling interests		(6)	(1)
(436)	Increase/(decrease) in short term bank loans, overdrafts and commercial paper		16	(586)
2,342	Issuance of term debt		–	2,321
(1,233)	Repayment of term debt		(435)	(754)
(105)	Repayment of leases		(47)	(52)
15	Receipts in respect of subleases		8	8
(150)	Repurchase of ordinary shares		–	(150)
(37)	Purchase of shares by the Employee Benefit Trust		(1)	(37)
16	Proceeds on issue of ordinary shares		15	7
(474)	Net cash (used in)/provided by financing activities		(1,084)	139

(51)	(Decrease)/increase in cash and cash equivalents	5	(21)	51
	Movement in cash and cash equivalents
138	At start of period		88	138
(51)	(Decrease)/increase in cash and cash equivalents		(21)	51
1	Exchange translation differences		(1)	6
88	At end of period		66	195

Condensed consolidated financial information

RELX 2021 I Interim Results 20

Condensed consolidated statement of financial position

As at 31 December			As at 30 June
2020 £m		Note	2021 £m	2020 £m
	Non-current assets
7,224	Goodwill		7,153	7,701
3,425	Intangible assets		3,264	3,852
103	Investments in joint ventures		109	124
259	Other investments		103	145
162	Property, plant and equipment		138	178
216	Right-of-use assets		190	254
27	Other receivables		25	32
270	Deferred tax assets		242	297
47	Net pension assets	6	45	46
138	Derivative financial instruments		96	88
11,871			11,365	12,717
	Current assets
240	Inventories and pre-publication costs		238	237
1,927	Trade and other receivables		1,631	1,802
19	Derivative financial instruments		29	13
88	Cash and cash equivalents		66	195
2,274			1,964	2,247
14,145	Total assets		13,329	14,964
	Current liabilities
3,260	Trade and other payables		3,048	3,205
9	Derivative financial instruments		3	35
847	Borrowings	5	454	1,217
149	Taxation		158	290
109	Provisions		70	14
4,374			3,733	4,761
	Non-current liabilities
3	Derivative financial instruments		3	18
6,276	Borrowings	5	6,021	6,611
665	Deferred tax liabilities		642	692
671	Net pension obligations	6	464	657
49	Other payables		48	114
6	Provisions		5	14
7,670			7,183	8,106
12,044	Total liabilities		10,916	12,867
2,101	Net assets		2,413	2,097
	Capital and reserves
286	Share capital	8	286	286
1,459	Share premium	8	1,474	1,450
(887)	Shares held in treasury	8	(876)	(888)
27	Translation reserve		86	447
1,214	Other reserves		1,450	784
2,099	Shareholders’ equity		2,420	2,079
2	Non-controlling interests		(7)	18
2,101	Total equity		2,413	2,097

Approved by the Board of RELX PLC, on 28 July 2021.

Condensed consolidated financial information

RELX 2021 I Interim Results 21

Condensed consolidated statement of changes in equity

	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Translation reserve £m	Other reserves £m	Shareholders’ equity £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2021		286	1,459	(887)	27	1,214	2,099	2	2,101
Total comprehensive income for the period		–	–	–	59	867	926	(3)	923
Dividends paid	4	–	–	–	–	(644)	(644)	(6)	(650)
Issue of ordinary shares, net of expenses		–	15	–	–	–	15	–	15
Repurchase of ordinary shares		–	–	(1)	–	–	(1)	–	(1)
Increase in share based remuneration reserve (net of tax)		–	–	–	–	25	25	–	25
Settlement of share awards		–	–	12	–	(12)	–	–	–
Balance at 30 June 2021		286	1,474	(876)	86	1,450	2,420	(7)	2,413
Balance at 1 January 2020		286	1,443	(834)	292	979	2,166	24	2,190
Total comprehensive income for the period		–	–	–	155	447	602	(6)	596
Dividends paid	4	–	–	–	–	(617)	(617)	(1)	(618)
Issue of ordinary shares, net of expenses		–	7	–	–	–	7	–	7
Repurchase of ordinary shares		–	–	(87)	–	–	(87)	–	(87)
Increase in share based remuneration reserve (net of tax)		–	–	–	–	8	8	–	8
Settlement of share awards		–	–	33	–	(33)	–	–	–
Exchange differences on translation of capital and reserves		–	–	–	–	–	–	1	1
Balance at 30 June 2020		286	1,450	(888)	447	784	2,079	18	2,097
Balance at 1 January 2020		286	1,443	(834)	292	979	2,166	24	2,190
Total comprehensive income for the year		-	-	-	(265)	1,120	855	(16)	839
Dividends paid	4	-	-	-	-	(880)	(880)	(6)	(886)
Issue of ordinary shares, net of expenses		-	16	-	-	-	16	-	16
Repurchase of ordinary shares		-	-	(87)	-	-	(87)	-	(87)
Increase in share based remuneration reserve (net of tax)		-	-	-	-	27	27	-	27
Settlement of share awards		-	-	34	-	(34)	-	-	-
Acquisitions		-	-	-	-	2	2	(2)	-
Exchange differences on translation of capital and reserves		-	-	-	-	-	-	2	2
Balance at 31 December 2020		286	1,459	(887)	27	1,214	2,099	2	2,101

Notes to the condensed consolidated financial information

RELX 2021 I Interim Results 22

1	Basis of preparation

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as ‘’RELX’’.

The condensed consolidated financial information for the six months ended 30 June 2021 and the comparative amounts to 30 June 2020 are unaudited but have been reviewed. The financial information for the year ended 31 December 2020 has been abridged from the RELX Annual Report and Financial Statements 2020, which have been filed with the UK Registrar of Companies, for which an unqualified audit report was given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with UK adopted IAS 34 - Interim Financial Reporting and the accounting policies of RELX PLC. These accounting policies are in accordance with UK adopted International Financial Reporting Standards (“IFRS”). The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 137 to 179 of the RELX Annual Report and Financial Statements 2020.

Financial information is presented in sterling, unless otherwise stated.

The amounts previously reported in the interim review financial statements as at 30 June 2020 have been revised to reflect exceptional costs incurred by Exhibitions relating to events that were cancelled or postponed during that period. The impact of this increased adjusted profit before tax by £51m, increased the adjusted tax charged by £11m and adjusted cashflow by £32m. There was no impact on reported amounts. Refer to note 2 for further details.

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the six months ended 30 June 2021. As part of the going concern assessment the directors considered the sufficiency of the group’s liquidity resources, including committed credit facilities, and the level of headroom under the financial covenant applicable to those facilities. Please see page 12 for further details of the assessment performed.

Standards, amendments and interpretations not yet effective

A number of amendments and interpretations have been issued which are not expected to have any significant impact on the accounting policies and reporting.

Standards and amendments effective for the period

No interpretations or amendments to IFRS effective for 2021 have had a significant impact on the RELX accounting policies or reporting in the current period.

Notes to the condensed consolidated financial information

RELX 2021 I Interim Results 23

2Revenue, operating profit and segment analysis

RELX is a global provider of information-based analytics and decision tools for professional and business customers. Operating in four major market segments: Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance; Legal provides legal, regulatory and business information and analytics that help customers increase their productivity, improve decision-making and achieve better outcomes; and Exhibitions is a leading global events business combining face-to-face with data and digital tools to help customers learn about markets, source products and complete transactions.

RELX’s reported segments are based on the internal reporting structure and financial information provided to the Board.

Adjusted operating profit is the key segmental profit measure used in assessing performance. Adjusted operating profit is reconciled to operating profit on page 30.

Revenue

Year ended 31 December		Six months ended 30 June
2020 £m		2021 £m	2020 £m
	Market segment
2,417	Risk	1,228	1,209
2,692	Scientific, Technical & Medical	1,264	1,276
1,639	Legal	781	815
362	Exhibitions	121	201
7,110	Total	3,394	3,501
	Geographical market
4,307	North America	2,070	2,146
1,369	Europe	645	670
1,434	Rest of world	679	685
7,110	Total	3,394	3,501

Year ended 31 December		Six months ended 30 June
2020 £m		2021 £m	2020 £m
	Analysis of revenue by type
4,279	Subscriptions	2,052	2,103
2,831	Transactional	1,342	1,398
7,110	Total	3,394	3,501

Notes to the condensed consolidated financial information

RELX 2021 I Interim Results 24

2Revenue, operating profit and segment analysis (continued)

Adjusted operating profit

Year ended 31 December		Six months ended 30 June
2020 £m		2021 £m	2020 (revised) £m
	Market segment
894	Risk	457	445
1,021	Scientific, Technical & Medical	467	467
330	Legal	151	150
(164)	Exhibitions	(48)	(66)
2,081	Subtotal	1,027	996
(5)	Unallocated items	(4)	(6)
2,076	Total	1,023	990

Reconciliation of operating profit to adjusted operating profit

Year ended 31 December		Six months ended 30 June
2020 £m		2021 £m	2020 (revised) £m
1,525	Operating profit	860	747
	Adjustments:
376	Amortisation of acquired intangible assets	143	164
(12)	Acquisition-related items	16	26
5	Reclassification of tax in joint ventures	4	2
(1)	Reclassification of finance income in joint ventures	–	–
183	Exceptional costs in Exhibitions	–	51
2,076	Adjusted operating profit	1,023	990

For the year ended 31 December 2020, Exhibitions incurred exceptional costs of £183m which consisted of £61m of costs relating to events that were cancelled, £82m of restructuring costs (mainly related to severance) and a £40m impairment charge (£29m related to the internally developed intangible assets and £11m related to property). The related tax credit amounted to £45m. These costs were incurred primarily in the UK, the US, France and Germany.

Given their size and their non-recurring nature, these costs were classified as exceptional, and as such are excluded from adjusted operating profit and other adjusted measures.

The amounts previously reported in the interim results as at 30 June 2020 have been revised to reflect exceptional costs of £51m relating to events that were cancelled or postponed during that period.   The majority of these costs were included within cost of sales in the consolidated income statement and were cash costs of which £32m were paid in the first half of 2020. The related tax credit amounted to £11m.

Notes to the condensed consolidated financial information

RELX 2021 I Interim Results 25

3Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to RELX PLC shareholders and dividing this by the weighted average number of shares in issue.

Earnings per share

Year ended 31 December				Six months ended 30 June
2020				2021			2020
Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)		Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)
1,224	1,926.2	63.5p	Basic earnings per share	664	1,927.0	34.5p	548	1,926.6	28.4p
1,224	1,937.8	63.2p	Diluted earnings per share	664	1,938.0	34.3p	548	1,938.7	28.3p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

Adjusted earnings per share

Year ended 31 December				Six months ended 30 June
2020				2021			2020 (revised)
Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)		Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)
1,543	1,926.2	80.1p	Adjusted earnings per share	771	1,927.0	40.0p	753	1,926.6	39.1p

Adjusted net profit is reconciled to net profit on page 30.

4Dividends

The 2020 final dividend of 33.4p per ordinary share amounted to £644m based on the number of ordinary shares in issue at the ex-dividend date. Of this amount, £634m was paid during the six months ended 30 June 2021, and £10m by cheque which were unpresented at the period end.

On 28 July 2021 an interim dividend of 14.3p (2020: 13.6p) per ordinary RELX PLC share was declared by the directors. The expected total cost of funding this dividend is £276m, for which no liability has been recognised at the statement of financial position date. The interim dividend will be paid on 8 September 2021, with an ex-dividend date of 5 August 2021 and a record date of 6 August 2021. The Euro equivalent of the interim dividend will be announced on 26 August 2021.

Shareholders appearing on the Register of Members or holding their shares through CREST will automatically receive their dividends in Pounds Sterling but have the option to elect to receive their dividends in Euro. Shareholders who hold RELX PLC shares through Euroclear Nederland (via banks and brokers) will automatically receive their dividends in Euro but have the option to elect to receive their dividends in Pounds Sterling. The closing date for dividend currency elections is 23 August 2021. The closing date for elections in relation to participation in the Company’s dividend reinvestment plans is also 23 August 2021.

Notes to the condensed consolidated financial information

RELX 2021 I Interim Results 26

5 Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

Year ended 31 December		Six months ended 30 June
2020 £m		2021 £m	2020 £m
1,525	Operating profit	860	747
(15)	Share of results of joint ventures	(14)	(6)
376	Amortisation of acquired intangible assets	142	164
319	Amortisation of internally developed intangible assets	148	135
60	Depreciation of property, plant and equipment	26	28
88	Depreciation of right-of-use assets	34	41
25	Share based remuneration	27	9
868	Total non-cash items	377	377
(114)	Decrease/(increase) in working capital	53	22
2,264	Cash generated from operations	1,276	1,140

Reconciliation of net borrowings

Year ended 31 December		Six months ended 30 June
2020 £m		Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	Finance lease receivable £m	2021 £m	2020 £m
(6,191)	At start of period	88	(7,123)	119	18	(6,898)	(6,191)

(51)	(Decrease)/increase in cash and cash equivalents	(21)	–	–	–	(21)	51
(673)	Decrease/(increase) in borrowings	–	419	–	–	419	(981)
90	Repayment of leases	–	47	–	(8)	39	44
(634)	Changes in net borrowings resulting from cash flows	(21)	466	–	(8)	437	(886)
(3)	Borrowings in acquired businesses	–	–	–	–	–	(3)
(8)	Remeasurement and derecognition of leases	–	(1)	–	–	(1)	(1)
(24)	Inception of leases	–	(13)	–	–	(13)	(13)
(4)	Fair value adjustments	–	33	(34)	–	(1)	(2)
(34)	Exchange translation differences	(1)	163	(2)	–	160	(415)
(6,898)	At end of period	66	(6,475)	83	10	(6,316)	(7,511)

Net borrowings comprise cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans and derivative financial instruments that are used to hedge certain borrowings. The Group monitors net borrowings as part of capital and liquidity management.

Notes to the condensed consolidated financial information

RELX 2021 I Interim Results 27

5 Condensed consolidated statement of cash flows (continued)

Borrowings by year of repayment

As at 31 December		Six months ended 30 June
2020 £m		Borrowings (excluding leases) £m	Lease liabilities £m	2021 £m	2020 £m
847	Within 1 year	377	77	454	1,217
79	Within 1 to 2 years	527	45	572	118
695	Within 2 to 3 years	1,145	42	1,187	661
1,119	Within 3 to 4 years	643	33	676	1,262
701	Within 4 to 5 years	638	21	659	718
3,682	After 5 years	2,907	20	2,927	3,852
6,276	After 1 year	5,860	161	6,021	6,611
7,123	Total	6,237	238	6,475	7,828

Short-term bank loans, overdrafts and commercial paper were backed up at 30 June 2021 by a $3,000m (£2,174m) committed bank facility, consisting of tranches of: $31m maturing in 2021, $1,263m maturing in 2023 and $1,706m maturing in 2024. The committed bank facilities were undrawn.

The total fair value of gross borrowings (excluding leases) as at 30 June 2021 was £6,610m (30 June 2020: £8,367m).

6Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the year were as follows:

Year ended 31 December		Six months ended 30 June
2020 £m		2021 £m	2020 £m
(520)	At start of period	(624)	(520)
(24)	Service cost	(12)	(11)
(10)	Net interest on net defined benefit obligation	(4)	(5)
13	Settlements and past service credits	–	–
70	Contributions by employer	12	12
(118)	Actuarial gains/(losses)	200	(97)
(1)	Exchange translation differences	–	(3)
(34)	Decrease/(increase) in impact of asset recognition ceiling	9	13
(624)	At end of period	(419)	(611)

The net pension deficit comprises:

Year ended 31 December		Six months ended 30 June
2020 £m		2021 £m	2020 £m
5,153	Fair value of scheme assets	5,112	5,059
(5,459)	Defined benefit obligations of funded schemes	(5,236)	(5,398)
(306)	Net deficit of funded schemes	(124)	(339)
(271)	Defined benefit obligations of unfunded schemes	(257)	(272)
(47)	Asset ceiling	(38)	–
(624)	Net deficit	(419)	(611)

Notes to the condensed consolidated financial information

RELX 2021 I Interim Results 28

6Pension schemes (continued)

The net pension deficit is split between net pension obligations and net pension assets as follows:

Year ended 31 December		Six months ended 30 June
2020 £m		2021 £m	2020 £m
47	Net pension asset	45	46
(671)	Net pension obligations	(464)	(657)
(624)	Overall net pension obligation	(419)	(611)

7Taxation

The tax charge was £164m (2020: £124m). The effective tax rate was 19.9% (2020: 18.6%). Both the first half of 2021 and, to a greater extent, the prior period benefitted from non-recurring tax credits, including the resolution of certain prior year tax matters in the first half of 2021 and the temporary relaxation of US interest deductibility restrictions in the first half of 2020.

The tax charge was calculated by multiplying the profit before tax for the interim period by the best estimate of the annual tax rate expected for the full financial year, adjusted for the tax effect of certain discrete items recognised in full in the interim period. Tax rates have been estimated and individually applied to the three largest jurisdictions (UK, US and Netherlands), which account for the majority of the Group’s total tax charge. A weighted average of tax rates was applied to the remaining jurisdictions.

The weighted average statutory tax rate across all jurisdictions was 23.2% (2020: 22.4%).  The effective tax rate of 19.9% (2020: 18.6%) was lower due to the impact of the non-recurring items mentioned above and other adjustments.

In the UK, an increase in the corporation tax rate from 19% to 25% from April 2023 was enacted in the first half of 2021. The deferred tax effect of this in the income statement was not material. The revaluation of pension related deferred tax balances resulted in a credit of £21m in other comprehensive income.

8Share capital

Year ended 31 December		Six months ended 30 June
2020		2021			2020
Shares in issue net of treasury shares (millions)		Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
	Number of ordinary shares
1,931.8	At start of period	1,982.3	(56.3)	1,926.0	1,931.9
1.5	Issue of ordinary shares	1.2	–	1.2	0.7
(7.8)	Repurchase of ordinary shares	–	–	–	(7.8)
0.5	Net release of shares by the Employee Benefit Trust	–	0.8	0.8	0.5
1,926.0	At end of period	1,983.5	(55.5)	1,928.0	1,925.3

9Related party transactions

There have been no material related party transactions in the period ended 30 June 2021.

Notes to the condensed consolidated financial information

RELX 2021 I Interim Results 29

10 Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

Year ended 31 December 2020			Income statement		Statement of financial position
Income statement	Statement of financial position		30 June 2021	30 June 2020	30 June 2021	30 June 2020
1.12	1.12	Euro to sterling	1.15	1.14	1.16	1.10
1.28	1.37	US dollars to sterling	1.39	1.26	1.38	1.24

Reconciliation of additional performance measures

RELX 2021 I Interim Results 30

Please see page 13 for further information on additional performance measures used. Additional performance measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.
The measures may not be directly comparable to similarly reported measures by other companies. A reconciliation of additional performance measures to relevant GAAP measures is as follows:

Year ended 31 December		Six months ended 30 June
2020 £m		2021 £m	2020 (revised) £m
1,525	Operating profit	860	747
	Adjustments:
376	Amortisation of acquired intangible assets	143	164
(12)	Acquisition-related items	16	26
5	Reclassification of tax in joint ventures	4	2
(1)	Reclassification of finance income in joint ventures	–	–
183	Exceptional costs in Exhibitions	–	51
2,076	Adjusted operating profit	1,023	990

1,483	Profit before tax	825	666
	Adjustments:
376	Amortisation of acquired intangible assets	143	164
(12)	Acquisition-related items	16	26
5	Reclassification of tax in joint ventures	4	2
11	Net interest on net defined benefit pension obligation and other	4	5
(130)	Disposals and other non-operating items	(39)	(5)
183	Exceptional costs in Exhibitions	–	51
1,916	Adjusted profit before tax	953	909

(275)	Tax charge	(164)	(124)
	Adjustments:
35	Deferred tax movements on goodwill and acquired intangible assets	14	14
(78)	Other deferred tax credits from intangible assets*	(29)	(29)
(6)	Tax on acquisition-related items	(4)	(3)
(5)	Reclassification of tax in joint ventures	(4)	(2)
(2)	Tax on net interest on net defined benefit pension obligation and other	(1)	(1)
3	Tax on disposals and other non-operating items	3	(6)
(45)	Tax on exceptional costs in Exhibitions	–	(11)
(373)	Adjusted tax charge	(185)	(162)

1,224	Net profit attributable to RELX PLC shareholders	664	548
	Adjustments (post-tax):
395	Amortisation of acquired intangible assets	157	178
(78)	Other deferred tax credits from intangible assets*	(29)	(29)
(18)	Acquisition-related items	12	23
9	Net interest on net defined benefit pension obligation and other	3	4
(127)	Disposals and other non-operating items	(36)	(11)
138	Exceptional costs in Exhibitions	–	40
1,543	Adjusted net profit attributable to RELX PLC shareholders	771	753

2,264	Cash generated from operations	1,276	1,140
	Adjustments:
31	Dividends received from joint ventures	6	6
(43)	Purchases of property, plant and equipment	(10)	(15)
–	Proceeds from disposals of property, plant and equipment	6	–
(319)	Expenditure on internally developed intangible assets	(140)	(153)
(87)	Repayment of lease principal (net)	(38)	(42)
67	Payments in relation to acquisition-related items	19	33
45	Pension recovery payment	–	–
51	Exceptional costs in Exhibitions	31	32
2,009	Adjusted cash flow	1,150	1,001

* Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

Summary financial information in euros

RELX 2021 I Interim Results 31

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 10 to the condensed consolidated financial information.

Condensed consolidated income statement

Year ended 31 December		Six months ended 30 June
2020 €m		2021 €m	2020 (revised) €m
7,963	Revenue	3,903	3,991
1,708	Operating profit	989	852
1,661	Profit before tax	949	759
1,371	Net profit attributable to RELX PLC shareholders	764	625
2,325	Adjusted operating profit	1,176	1,129
2,146	Adjusted profit before tax	1,096	1,036
1,728	Adjusted net profit attributable to RELX PLC shareholders	887	858
€	Basic earnings per share	€	€
€0.712	RELX PLC	€0.396	€0.324
€0.897	Adjusted earnings per share	€0.460	€0.446

Condensed consolidated statement of cash flows

Year ended 31 December		Six months ended 30 June
2020 €m		2021 €m	2020 (revised) €m
1,788	Net cash from operating activities	1,221	894
(1,314)	Net cash provided by/(used in) investing activities	1	(994)
(531)	Net cash (used in)/provided by financing activities	(1,246)	158
(57)	(Decrease)/increase in cash and cash equivalents	(24)	58
2,250	Adjusted cash flow	1,323	1,141

Condensed consolidated statement of financial position

As at 31 December		As at 30 June
2020 €m		2021 €m	2020 €m
13,295	Non-current assets	13,183	13,989
2,547	Current assets	2,278	2,472
15,842	Total assets	15,461	16,461
4,899	Current liabilities	4,330	5,237
8,590	Non-current liabilities	8,332	8,917
13,489	Total liabilities	12,662	14,154
2,353	Net assets	2,799	2,307

Summary financial information in US dollars

RELX 2021 I Interim Results 32

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 10 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

Year ended 31 December		Six months ended 30 June
2020 US$m		2021 US$m	2020 (revised) US$m
9,101	Revenue	4,718	4,411
1,952	Operating profit	1,195	941
1,898	Profit before tax	1,147	839
1,567	Net profit attributable to RELX PLC shareholders	923	690
2,657	Adjusted operating profit	1,422	1,247
2,452	Adjusted profit before tax	1,325	1,145
1,975	Adjusted net profit attributable to RELX PLC shareholders	1,072	949
US$	Basic earnings per American Depositary Share (ADS)	US$	US$
$0.814	RELX PLC (Each ADS comprises one ordinary share)	$0.479	$0.358
$1.025	Adjusted earnings per American Depositary Share (ADS)	$0.556	$0.493

Condensed consolidated statement of cash flows

Year ended 31 December		Six months ended 30 June
2020 US$m		2021 US$m	2020 (revised) US$m
2,043	Net cash from operating activities	1,476	988
(1,501)	Net cash provided by/(used in) investing activities	1	(1,099)
(607)	Net cash (used in)/provided by financing activities	(1,506)	175
(65)	(Decrease)/increase in cash and cash equivalents	(29)	64
2,572	Adjusted cash flow	1,599	1,261

Condensed consolidated statement of financial position

As at 31 December		As at 30 June
2020 US$m		2021 US$m	2020 US$m
16,263	Non-current assets	15,684	15,769
3,115	Current assets	2,710	2,786
19,378	Total assets	18,394	18,555
5,992	Current liabilities	5,151	5,904
10,508	Non-current liabilities	9,913	10,051
16,500	Total liabilities	15,064	15,955
2,878	Net assets	3,330	2,600

Independent review report to RELX PLC

RELX 2021 I Interim Results 33

Conclusion

We have been engaged by RELX PLC (“the Group”) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2021 which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows, condensed consolidated statement of financial position, condensed consolidated statement of changes in equity and the related explanatory notes 1 to 10. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2021 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK and Ireland) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the Group will be prepared in accordance with UK adopted IFRSs. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with UK adopted International Accounting Standard 34, “Interim Financial Reporting”.

Responsibilities of the directors

The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Auditor’s Responsibilities for the review of the financial information

In reviewing the half-yearly report, we are responsible for expressing to the Group a conclusion on the condensed set of financial statement in the half-yearly financial report. Our conclusion, based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP

London

28 July 2021

Directors’ responsibility statement

RELX 2021 I Interim Results 34

The directors confirm that to the best of their knowledge the condensed consolidated financial information, which has been prepared in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority, gives a true and fair view of the assets, liabilities, financial position and profit of RELX, and that the interim management report herein includes a fair review of the information required by the United Kingdom Disclosure and Transparency Rules 4.2.7R and 4.2.8R.

At the date of this statement, the directors of RELX PLC are those listed in the RELX Annual Report and Financial Statements 2020, other than Sir Anthony Habgood who was succeeded by Paul Walker as Chair on 1 March 2021.

By order of the Board of RELX PLC 28 July 2021

Paul Walker Chair	N L Luff Chief Financial Officer

Investor information

RELX 2021 I Interim Results 35

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in 180 countries in more than 40 offices. It employs more than 33,000 people of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £39bn/€46bn/$55bn.

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom

Investor information

RELX 2021 I Interim Results 36

Financial calendar

29 July 2021	Interim results announcement for the six months to 30 June 2021
5 August 2021	Ex-dividend date – 2021 interim dividend
6 August 2021	Record date – 2021 interim dividend
23 August 2021	Dividend currency and DRIP election deadline
26 August 2021	Euro interim dividend equivalent announcement
8 September 2021	Payment date – ORD 2021 interim dividend
13 September 2021	Payment date – ADR 2021 interim dividend
21 October 2021	Trading update issued in relation to the nine months to 30 September 2021

Further information on key dates, including dividend payment dates, can be found at relx.com/investors/financial-calendar

Listings

RELX PLC

London Stock Exchange
Ordinary shares (REL) – ISIN No. GB00B2B0DG97 Euronext AmsterdamOrdinary shares (REN) – ISIN No. GB00B2B0DG97

New York Stock Exchange
American Depositary Shares (RELX) – CUSIP No. 759530108
Each ADR represents one ordinary share

Investor information

RELX 2021 I Interim Results 37

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom Tel:+44 (0)20 7166 5500 Fax:+44 (0)20 7166 5799

Auditors Ernst & Young LLP 1 More London Place London SE1 2AF United Kingdom

Registrar Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom www.shareview.co.uk Tel:0371 384 2960 Tel: +44 121 415 7047 (callers outside the UK)

RELX PLC ADR Depositary

Citibank Shareholder Services

PO Box 43077

Providence, Rhode Island 02940-3077

USA

www.citi.com/dr

email: citibank@shareholders-online.com

Tel: +1 877 248 4327 (toll free)

Tel: +1 781 575 4555 (outside US)

For further investor information visit: www.relx.com This announcement is available on the RELX website. Copies are available to the public from the registered office shown above.